Exhibit 1.01

Navistar International Corporation

Conflict Minerals Report

For the Year Ended December 31, 2020

I: Introduction and Company Overview

This is the Conflict Minerals Report of Navistar International Corporation (herein referred to as “Navistar,” the “company,” “we,” or “our”) for calendar year 2020 in accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 (“Rule 13-p1”). Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (collectively, with gold, “3TG”).

Navistar is an international manufacturer of International® brand commercial trucks, proprietary diesel engines, and IC Bus® (“IC”) brand school and commercial buses, as well as a provider of service parts for trucks and diesel engines. We also provide retail, wholesale, and lease financing services for our trucks and parts.

Our Truck segment manufactures and distributes Class 4 through 8 trucks and buses along with production of proprietary engines, primarily in the North America markets that include the U.S., Canada, and Mexico. Our Truck segment also includes our truck export business under the International and IC brands. The proprietary engines produced in North America are primarily used in our trucks and buses. Our goal is to deliver the highest quality commercial trucks and buses. The Truck segment is our largest operating segment based on total external sales and revenues.

Our Parts segment provides customers with proprietary products needed to support the International commercial truck, IC Bus, proprietary engine lines, and export parts business, as well as our other product lines by providing customers with proprietary products together with a wide selection of other standard truck, trailer, and engine service parts.

Our Global Operations segment includes businesses that derive revenue from outside our Truck and Parts segments and primarily consists of the operations of our wholly-owned subsidiary, International Indústria Automativa da América do Sul Ltda. (“IIAA”). IIAA is a leader in the South American mid-range diesel engine market, manufacturing and distributing mid-range diesel engines and providing customers with additional engine offerings in the agriculture, marine, genset, and light truck markets

II: Reasonable Country of Origin Inquiry

The products, which Navistar manufactures, are complex and typically contain thousands of parts from multiple suppliers. Navistar’s performance requirements for its products often require the use of 3TG.

We conducted an inquiry of our suppliers in accordance with the Step 1 of the Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas of the Organization for Economic Cooperation and Development (“OECD”). For calendar year 2020, Navistar undertook a Reasonable Country of Origin Inquiry (“RCOI”) focused on our direct suppliers for our Truck segment. Our Truck segment accounted for approximately 71% of Navistar net sales and revenues for fiscal year 2020.

We sent out a notification to Navistar -scope suppliers informing them about the Conflict Minerals disclosure requirements. We requested they complete a Conflict Minerals survey using the template developed by the Responsible Minerals Initiative (“RMI”) known as the RMI Conflict Minerals Reporting Template (“CMRT”).

OECD Step 1. Establish Strong Company Management Systems

Navistar continues to use the management systems initially developed in 2013 to support its Conflict Minerals compliance efforts. These include:

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A cross-functional Conflict Minerals project team comprised of executive level management along with coordinators from various groups including Purchasing, Legal, Accounting, and other groups as required.

•	A Corporate Conflict Minerals Policy posted on our website. http://www.navistar.com/navistar/whoweare/sustainability/.

•	A resolution response mechanism that allows parties to contact Navistar with Conflict Minerals related concerns via email at: Knoxville.CM@Navistar.com.

•	Record retention procedures that extend beyond the OECD’s current 5-year requirement.

•	Engagement with in-scope suppliers by issuing a notice stating that Navistar is subject to Section 1502 of the Dodd-Frank Act and that their cooperation in responding to a survey is expected.

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Revised terms and conditions in existing supplier contracts, to be implemented upon supplier contract renegotiation, with language requesting suppliers to report RCOI of parts containing 3TG and notify Navistar of any reported RCOI status changes.

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Terms and conditions in new supplier contracts for direct purchases with language requesting suppliers to report the RCOI of parts containing 3TG and notify Navistar of any reported RCOI status changes.

OECD Step 2. Identify and Assess Risks in the Supply Chain

Navistar’s efforts to identify risks in the supply chain include:

•	In 2020, Navistar surveyed 971 direct suppliers in our Truck segment.

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Navistar received an 84% response rate from direct suppliers. Navistar relies on our suppliers to provide us with information regarding any 3TG in their products as well as the source of any Conflict Minerals. This response rate covered 94% of direct material spend for our Truck segment.

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Responses Navistar received were subject to a red flag review. This red flag review was based on an assessment of supplier answers to questions contained in the RMI CMRT that suggested incomplete or inconsistent responses.

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Navistar included an additional red flag control to identify smelters that are not on the standard smelter list and requested additional follow-up to ensure suppliers were providing valid smelter information.

III: Due Diligence Design and Performance

Design of Due Diligence

Navistar designed its due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework as set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”) and related supplements for 3TG.

Due Diligence Performed

OECD Step 3. Design and Implement a Strategy to Respond to Identified Risks

Actions taken by Navistar to respond to identified risks include:

•	Monitored supplier responses received on a weekly basis.

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After the internal survey deadline, Navistar’s Conflict Minerals program manager conducted a personalized outreach to non-responsive suppliers to provide clarity around the Conflict Minerals Rule and encourage completion of a CMRT. This included calling the non-responsive suppliers through telephone outreach.

•	For the red flags, which were identified, we sent follow-up corrective action letters asking for clarification from suppliers that provided incomplete or inconsistent responses.

•	Suppliers who received corrective action letters were asked to reassess their initial survey responses and provide additional information where appropriate.

•	Suppliers that did not respond to Navistar’s initial survey were sent up to three reminder letters requesting that they respond to our survey request.

•	Recalcitrant suppliers were engaged directly by our Conflict Minerals Team to advise them to complete the surveys in a timely manner.

•	We continue to monitor and react to communications our Conflict Minerals team receives.

OECD Step 4. Carry Out Independent Third-Party Audit of Smelter/Refiner Due Diligence Practices

Navistar is a downstream consumer of necessary 3TG and is generally many steps removed from smelter and refiners who provide minerals and ores. Navistar does not directly purchase 3TG from any smelter or refiners, and does not, to the best of its knowledge, directly purchase from the Democratic Republic of the Congo (DRC) and its adjoining countries (the “Covered Countries”). Therefore, as contemplated by the OECD Framework for downstream companies, Navistar does not perform or direct audits of smelters and refiners within the supply chain. As a result, Navistar’s due diligence efforts rely on cross-industry initiatives such as those led by the Responsible Minerals Assurance Process (RMAP), to conduct smelter and refiner due diligence.

OECD Step 5. Report Annually on Supply Chain Due Diligence

This report and the associated Form SD are available online at the bottom right portion of the sustainability page of the Navistar website: http://www.navistar.com/navistar/whoweare/sustainability/

IV: Due Diligence Results

In 2020, our efforts to determine the mine or location of origin with the greatest possible specificity encompass our due diligence measures described above, including, for example:

•	Surveying suppliers.

•	Reviewing the entities identified as smelter by our suppliers against information provided by the RMAP to identify the smelters that are compliant.

•	Reviewing available information regarding the sourcing of Conflict Minerals that may have been processed by reported facilities.

Through our efforts to follow the OECD Framework and requesting our suppliers to complete the RMI CMRT, we have determined that seeking information about 3TG smelters and refiners in our supply chain presents the most reasonable effort we can make to determine the mines or locations or origin of the 3TG in our supply chain.

We reviewed the responses from our suppliers and our analysis indicates that many contained inconsistencies or incomplete data. Furthermore, although most suppliers provided responses that listed the known smelter/refiners in their supply chain, they did not specify which smelter/refiners were associated with products shipped to Navistar. We followed-up with suppliers to attempt to resolve inconsistent and incomplete information, where possible.

Suppliers have not indicated that they may have sourced from the Covered Countries. Of the credible responses from the suppliers where information on specific products shipped to Navistar were received, the suppliers identified smelters and refiners are summarized in Appendix A RMAP Active Smelters and Refiners.

V: Continuous Improvement Efforts to Mitigate Risk

Navistar intends to take the following steps to improve the number and quality of supplier responses in the next compliance period and to mitigate and risks that the necessary 3TG used in Navistar products may benefit armed groups:

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Continue Navistar’s Conflict Minerals Program Manager’s personalized outreach including telephone calls to non-responsive suppliers to confirm the appropriate supplier representative is identified and responsive prior to the 2021 reporting period. This will allow Navistar to increase the accuracy of supplier data, educate suppliers around the rule, and encourage survey completion in the future.

•	Follow-up with non-responsive suppliers will continue to be performed prior to the initial survey deadline to allow more time for red flag analysis and due diligence efforts in 2021.

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All suppliers, whose response indicated that they might have sourced from the DRC and adjoining countries, received an additional follow-up letter encouraging them to source from conflict-free smelters and a copy of Navistar’s Conflict Minerals Policy.

•	Work with relevant trade associations to define and improve best practices.

Forward-Looking Statements

Information provided and statements contained in this report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements only speak as of the date of this report and Navistar International Corporation assumes no obligation to update the information included in this report. Such forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties, and assumptions. For a further description of these factors, see the risk factors set forth in our filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the fiscal year ended October 31, 2020. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. All future written and oral forward-looking statements by us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any obligations or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events.

Appendix A - RMAP Active Smelters and Refiners

Smelter_ID_CFSI	Metal	Smelter Reference List	Smelter Country	Smelter State_Province_Region
CID000228	Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China	Chenzhou, Hunan Sheng
CID000292	Tin	Alpha	United States Of America	Altoona, Pennsylvania
CID000402	Tin	Dowa	Japan	Kosaka, Akita
CID000438	Tin	EM Vinto	Bolivia (Plurinational State Of)	Oruro, Oruro
CID000468	Tin	Fenix Metals	Poland	Chmielów, Podkarpackie
CID000538	Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China	Gejiu, Yunnan Sheng
CID000555	Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	China	Gejiu, Yunnan Sheng
CID000942	Tin	Gejiu Kai Meng Industry and Trade LLC	China	Gejiu, Yunnan Sheng
CID001070	Tin	China Tin Group Co., Ltd.	China	Laibin, Guangxi Zhuangzu Zizhiqu
CID001105	Tin	Malaysia Smelting Corporation (MSC)	Malaysia	Butterworth, Pulau Pinang
CID001142	Tin	Metallic Resources, Inc.	United States Of America	Twinsburg, Ohio
CID001173	Tin	Mineracao Taboca S.A.	Brazil	Bairro Guarapiranga, Pirapora do Bom Jesus City, São Paulo
CID001182	Tin	Minsur	Peru	Paracas, Ika
CID001191	Tin	Mitsubishi Materials Corporation	Japan	Tokyo, Tokyo
CID001231	Tin	Jiangxi New Nanshan Technology Ltd.	China	Ganzhou, Jiangxi Sheng
CID001314	Tin	O.M. Manufacturing (Thailand) Co., Ltd.	Thailand	Sriracha, Chon Buri
CID001337	Tin	Operaciones Metalurgicas S.A.	Bolivia (Plurinational State Of)	Oruro, Oruro
CID001399	Tin	PT Artha Cipta Langgeng	Indonesia	Sungailiat, Kepulauan Bangka Belitung
CID001453	Tin	PT Mitra Stania Prima	Indonesia	Sungailiat, Kepulauan Bangka Belitung
CID001458	Tin	PT Prima Timah Utama	Indonesia	Pangkal Pinang, Kepulauan Bangka Belitung

CID001460	Tin	PT Refined Bangka Tin	Indonesia	Sungailiat, Kepulauan Bangka Belitung
CID001477	Tin	PT Timah Tbk Kundur	Indonesia	Kundur, Riau
CID001482	Tin	PT Timah Tbk Mentok	Indonesia	Mentok, Kepulauan Bangka Belitung
CID001539	Tin	Rui Da Hung	Taiwan, Province Of China	Taoyuan, Taoyuan
CID001758	Tin	Soft Metais Ltda.	Brazil	Bebedouro, São Paulo
CID001898	Tin	Thaisarco	Thailand	Amphur Muang, Phuket
CID001908	Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	China	Geiju, Yunnan Sheng
CID002036	Tin	White Solder Metalurgia e Mineracao Ltda.	Brazil	Ariquemes, Rondônia
CID002158	Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	Gejiu, Yunnan Sheng
CID002180	Tin	Yunnan Tin Company Limited	China	Gejiu, Yunnan Sheng
CID002468	Tin	Magnu’s Minerais Metais e Ligas Ltda.	Brazil	São João del Rei, Minas Gerais
CID002500	Tin	Melt Metais e Ligas S.A.	Brazil	Ariquemes, Rondônia
CID002503	Tin	PT ATD Makmur Mandiri Jaya	Indonesia	Sungailiat, Kepulauan Bangka Belitung
CID002517	Tin	O.M. Manufacturing Philippines, Inc.	Philippines	Rosario, Cavite
CID002593	Tin	PT Rajehan Ariq	Indonesia	Pangkal Pinang, Kepulauan Bangka Belitung
CID002706	Tin	Resind Industria e Comercio Ltda.	Brazil	São João del Rei, Minas gerais
CID002773	Tin	Metallo Belgium N.V.	Belgium	Beerse, Antwerpen
CID002774	Tin	Metallo Spain S.L.U.	Spain	Berango, Bizkaia
CID002834	Tin	Thai Nguyen Mining and Metallurgy Co., Ltd.	Viet Nam	Thai Nguyen, Thái Nguyên
CID002835	Tin	PT Menara Cipta Mulia	Indonesia	Mentawak, Kepulauan Bangka Belitung
CID002844	Tin	HuiChang Hill Tin Industry Co., Ltd.	China	Ganzhou, Jiangxi Sheng

CID002848	Tin	Gejiu Fengming Metallurgy Chemical Plant	China	Gejiu, Yunnan Sheng
CID002849	Tin	Guanyang Guida Nonferrous Metal Smelting Plant	China	Guanyang, Guangxi Zhuangzu Zizhiqu
CID003116	Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China	Chaozhou,Guangdong Sheng
CID003190	Tin	Chifeng Dajingzi Tin Industry Co., Ltd.	China	Chifeng, Nei Mongol Zizhiqu
CID003205	Tin	PT Bangka Serumpun	Indonesia	Pangkalpinang, Kepulauan Bangka Belitung
CID003325	Tin	Tin Technology & Refining	United States Of America	West Chester, Pennsylvania
CID000258	Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	China	Ganzhou, Jiangxi Sheng
CID000568	Tungsten	Global Tungsten & Powders Corp.	United States Of America	Towanda, Pennsylvania
CID002044	Tungsten	Wolfram Bergbau und Hutten AG	Austria	St. Martin i-S, Steiermark
CID002082	Tungsten	Xiamen Tungsten Co., Ltd.	China	Xiamen, Fujian Sheng
CID002320	Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China	Xiamen, Fujian Sheng
CID002541	Tungsten	H.C. Starck Tungsten GmbH	Germany	Goslar, Niedersachsen
CID002543	Tungsten	Masan High-Tech Materials	Viet Nam	Dai Tu, Thái Nguyên
CID002551	Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China	Ganzhou, Jiangxi Sheng